Exhibit 99.1

CONCORDE INTERNATIONAL GROUP LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT JUNE 30, 2025 AND DECEMBER 31, 2024

		June 30,	December 31,
	Note	2025	2024
		USD	USD
Assets
Non-current assets:
Property and equipment, net	5	3,986,155	3,720,807
Right-of-use asset, net	6	488,547	322,332
Intangible assets, net	7	9,155	9,325
Other financial assets	8	737,446	393,019
Deferred offering cost		-	449,110
Total non-current assets		5,221,303	4,894,593

Current assets:
Trade and other receivables	9	6,288,642	3,825,146
Amount due from related parties	9	517,714	553,184
Cash and cash equivalents	10	2,361,689	1,000,284
Total current assets		9,168,045	5,378,614
Total assets		14,389,348	10,273,207

Equity and liabilities
Equity
Share capital	15	222	209
Additional paid in capital		4,473,096	-
Merger reserves		2,336,848	2,336,848
Other reserves		83,261,816	83,085,159
(Accumulated Deficit)/Retained Earnings		(86,011,997)	(83,313,648)
Equity attributable to equity holders of the parent company		4,059,985	2,108,568
Non-controlling interests		157,012	151,629
Total equity		4,216,997	2,260,197

Liabilities
Non-current liabilities:
Lease liabilities, net of current portion	6	229,914	170,724
Long-term debt	11	2,910,059	2,906,113
Deferred tax liabilities	13	194,157	182,096
Other financial liabilities	12	-	173,551
Total non-current liabilities		3,334,130	3,432,484

Current liabilities:
Trade and other payables	14	1,593,071	1,091,188
Amount due to related parties	14	203,874	216,940
Other financial liabilities	12	1,786,239	-
Tax payable		68,372	60,282
Lease liabilities	6	101,677	89,438
Current maturities of long-term debt	11	3,084,988	3,122,678
Total current liabilities		6,838,221	4,580,526
Total liabilities		10,172,351	8,013,010
Total equity and liabilities		14,389,348	10,273,207

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE (LOSS)/INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Note	2025	2024
Revenue	18	5,975,909	5,393,844
Cost of revenue (exclusive of depreciation and amortization expenses shown separately below)		(4,091,166)	(3,939,891)
		1,884,743	1,453,953

Other income	22	362,285	206,788
Depreciation and amortization expenses		(133,974)	(153,660)
Employee benefit expenses	20	(1,549,186)	(760,994)
Other expenses	21	(3,072,374)	(605,930)
Share-based compensation	16	-	(83,155,336)
Finance costs	23	(148,956)	(95,085)
Loss before tax		(2,657,462)	(83,110,264)
Income tax expense	19	(35,638)	(107,777)
Loss for the year		(2,693,100)	(83,218,041)

Other comprehensive loss
Other comprehensive loss that may be reclassified to profit or loss in subsequent periods (net of tax):
Foreign currency translation		176,791	(88,215)
Total comprehensive loss for the year, net of tax		(2,516,309)	(83,306,256)

(Loss) /Profit for the year attributable to:
Equity holders of the parent company		(2,698,349)	(83,227,664)
Non-controlling interests		5,249	9,623
		(2,693,100)	(83,218,041)

Total comprehensive (loss)/income for the year attributable to:
Equity holders of the parent company		(2,521,692)	(83,315,879)
Non-controlling interests		5,383	9,623
		(2,516,309)	(83,306,256)

Loss per share
Basic	17	(0.13)	(6.95)
Diluted	17	(0.13)	(6.95)

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Share capital	Additional paid in capital	Merger reserve	Other reserve	Foreign currency translation reserve	(Accumulated Deficit) / Earnings	Equity attributable to owners of the parent	Non- controlling interests	Total equity
	USD		USD	USD	USD	USD	USD	USD	USD
Balance as at January 1, 2024	1	-	2,336,848	(17,295)	68,034	177,649	2,565,237	137,339	2,702,576
(Loss) / Profit for the year	-	-	-	-	-	(83,227,664)	(83,227,664)	9,623	(83,218,041)
Other comprehensive income	-	-	-	-	(88,215)	-	(88,215)	-	(88,215)
Total comprehensive loss	-	-	-	-	(88,215)	(83,227,664)	(83,315,879)	9,623	(83,306,256)

Transactions with equity holders:
Share-based compensation	208	-	-	83,155,336	-	-	83,155,544	-	83,155,544

Balance as at June 30, 2024	209	-	2,336,848	83,138,041	(20,181)	(83,050,015)	2,404,902	146,962	2,551,864

Balance as at December 31, 2024	209	-	2,336,848	83,123,338	(38,179)	(83,313,648)	2,108,568	151,629	2,260,197

(Loss)/Profit for the year	-	-	-	-	-	(2,698,349)	(2,698,349)	5,249	(2,693,100)
Other comprehensive loss	-	-	-	-	176,657	-	176,657	134	176,791
Total comprehensive loss	-	-	-	-	176,657	(2,698,349)	(2,521,692)	5,383	(2,516,309)

Transactions with equity holders:
Issuance of new shares	13	4,473,096	-	-	-	-	4,473,109	-	4,473,109

Balance as at June 30, 2025	222	4,473,096	2,336,848	83,123,338	138,478	(86,011,997)	4,059,985	157,012	4,216,997

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	2025	2024
	USD	USD
Cash flows from operating activities
Loss before tax	(2,657,462)	(83,110,264)

Adjustments for:
Depreciation of property and equipment	78,851	73,258
Depreciation of right-of-use assets	54,362	34,255
Amortization of intangible assets	762	46,147
Fixed asset written off	5,166	-
Interest expense	148,956	95,085
Interest income	(31,220)	(11,027)
Share-based compensation	-	83,155,336
Fair value adjustment	1,470,513	-
Operating cash flows before movements in working capital	(930,072)	282,790

Change in working capital:
Decrease in trade and other receivables	(2,577,634)	(649,708)
Increase in trade and other payables	553,430	50,032
Decrease in amount due to related parties	48,206	(2,943)
Cash used in operations	(2,906,070)	(319,829)
Income tax paid	(30,823)	-
Net cash used in operating activities	(2,936,893)	(319,829)

Cash flows from investing activities
Purchase of property and equipment	(108,013)	(25,397)
Proceeds from disposal of property and equipment	-	(85,956)
Loan repaid from related parties	-	89,217
Net cash used in investing activities	(108,013)	(22,136)

Cash flows from financing activities
Proceeds from issuance of shares	4,473,109	208
Payment of deferred offering cost	-	(112,257)
Proceeds from borrowings	(81,454)	2,435,407
Repayment of borrowings	(132,566)	(331,898)
Repayment of lease liabilities	(198,905)	(36,592)
Net cash provided by financing activities	4,060,184	1,954,868

Net increase in cash and cash equivalents	1,015,278	1,612,903
Cash and cash equivalents at beginning of year	1,000,284	956,975
Effect of foreign exchange rate changes on cash and cash equivalents	346,127	(299,440)
Cash and cash equivalents at end of reporting period	2,361,689	2,270,438

Non-cash investing and financing activities
Fair value measurement of share-based compensation	-	83,155,336
Fair value adjustment for convertible loan and its derivative	1,470,513	-
Initial measurement of right-of-use asset and lease liability	201,061	-

The accompanying notes are an integral part of these consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	General

Concorde International Group Ltd (“Company” or “Concorde”), was incorporated in the British Virgin Islands on May 2, 2023. The Company’s registered office is at Conyers Trust Company (BVI) Limited of Commerce House, Wickhams Cay 1, PO Box 3140, Road Town, Tortola, British Virgin Islands VG1110. The Company’s agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Concorde International Group Ltd (“CIGL”), was incorporated in 2023 to acquire via Concorde International Group Pte Ltd (Singapore) the following companies, Concorde Security Pte Ltd (Singapore), Concorde Security Sdn Bhd (Malaysia), Concorde Security Limited (UK), Concorde Asia Pte Ltd (Singapore) and Berjaya Academy Pte Ltd (Singapore).

Concorde International Group Pte Ltd (Singapore) (“CGPL”) was incorporated on June 12, 2023. On July 10, 2023, 1 share was transferred from Chua Swee Kheng to Concorde International Group Ltd at $1   Singapore dollar. It is a holding company and a 100% owned subsidiary of Concorde International. Its registered office is at 3 Ang Mo Kio Street 62, #01-49 LINK@AMK, Singapore 569139.

Concorde Security Pte Ltd (Singapore) (“CSPL”) was incorporated on June 16, 2005, 96.81% of shares of Concorde Security Pte Ltd (Singapore) are owned by Concorde International Group Pte Ltd (Singapore).

On January 1, 2019, Lek Seck Tin (“Lek Family”) invested USD 1,000,000 in exchange for an equity stake of 1.48% of Concorde Security Pte Ltd (Singapore).

On November 27, 2018, Wolfgang Steuerle and Yogeshwari A/P Subramaniam (“Wolfgang”) invested USD 500,000 in exchange for an equity stake of 0.74% of Concorde Security Pte Ltd (Singapore).

On July 29, 2005, Sharifah Noriati Binte Said Omar (“Sharifah”) was allocated 0.97% of Concorde Security Pte Ltd (Singapore) in lieu of services provided.

Concorde Security Sdn Bhd (Malaysia) (“CSSB”) was incorporated in Malaysia on January 13, 2015. On October 27, 2023, 100 shares were transferred from Chua Swee Kheng to Concorde International Group Pte Ltd (Singapore) at 100 Malaysian Ringgit. Concorde Security Sdn Bhd (Malaysia) is currently at a development stage. Concorde Security Sdn Bhd (Malaysia) is 100% owned subsidiary of Concorde International Group Pte Ltd (Singapore).

Concorde Security Limited (UK) (“CSL”) was incorporated in the United Kingdom on December 23, 2016. On July 31, 2023, 100 shares were transferred from Concorde Group Pte Ltd to Concorde International Group Pte Ltd (Singapore) at 0.77 Euro. Concorde Security Limited (UK) is currently in a development stage. Concorde Security Limited (UK) is 100% owned subsidiary of Concorde International Group Pte Ltd (Singapore).

Concorde Asia Pte Ltd (“CAPL”) was incorporated in Singapore on October 8, 2013. On November 1, 2023, 200,000 shares were transferred from Chua Swee Kheng to Concorde International Group Pte Ltd (Singapore) at $1 Singapore Dollar. On November 23, 2023, 60,000 (30%) shares were transferred from Concorde International Group Pte Ltd (Singapore) to Weilekai Investment Pte Ltd at $1 Singapore Dollar. The Shareholders of Weilekai Investment Pte Ltd are Chua Swee Kheng and Lim Ping Ping (Spouse of Chua Swee Kheng). Concorde Asia Pte Ltd is a 70% owned subsidiary of Concorde International Group Pte Ltd (Singapore).

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.	General (cont.)

Berjaya Academy Pte Ltd (Singapore) (“BAPL”) was incorporated on March 6, 2020. On November 1, 2023, 100,000 shares were transferred from Sharifah Noriati Binte Said Omar to Concorde International Group Pte Ltd (Singapore) at $1 Singapore Dollar. The shares were held by Sharifah Noriati Binte Said Omar in representative capacity of Chua Swee Kheng. On November 8, 2023, 30,000 (30%) shares were transferred from Concorde International Group Pte Ltd (Singapore) to Weilekai Investment Pte Ltd at $1 Singapore Dollar. The Shareholders of Weilekai Investment Pte Ltd are Chua Swee Kheng and Lim Ping Ping (Spouse of Chua Swee Kheng). Berjaya Academy Pte Ltd (Singapore) is a 70% owned subsidiary of Concorde International Group Pte Ltd (Singapore).

Concorde i-FAST USA Inc. (Texas), (“CiF”) was incorporated in the State of Texas on April 25, 2024. Concorde International Group Pte Ltd (Singapore) holds 100 shares at USD 0.01. Concorde i-FAST USA Inc. (Texas) is a 100% owned subsidiary of Concorde International Group Pte Ltd (Singapore).

The reorganization of Concorde International Group Ltd, and its subsidiaries (collectively referred to as the “Company) was completed in November 2023. Pursuant to the reorganization, Concorde International Group Ltd, became the holding company of the companies which were under the common control of the controlling shareholder before and after the reorganization. Accordingly, the Company’s financial statements have been prepared on a consolidated basis by applying the book value method, it is as if the reorganization had been completed at the beginning of the earliest reporting period.

The Company engages principally in providing man guarding and i-Guarding services including project installation and maintenance work located in Singapore.

i-Guarding services is a technology-integrated security service implementing and utilizing technologies such as I-Facility Sprinter (“IFS”), Visitor Management Systems (VMS), Keys Management Systems (KMS), Intelligent Facility Authenticators (IFA), security turnstile facilities, Internet of Things (IoT) devices, and other smart security solutions. Man-Guarding is the provision of traditional manpower to man-operate at the customer’s site.

On April 22, 2025, the Company was successfully listed on the NASDAQ Stock Exchange, and on April 23, 2025, it issued an aggregate of 1,250,000 Class A Ordinary Shares, receiving proceeds of US$4,371,613.55. This amount represents full payment for the shares, net of underwriting discounts, offering expenses, and other costs, as outlined in the Underwriting Agreement and the flow of funds memorandum dated April 23, 2025. Subsequently, on May 2, 2025, the Underwriter exercised the over-allotment option pursuant to the Underwriting Agreement, and the Company issued an additional 187,500 ordinary shares (the “Option Shares”). The Company received same-day wire transfers totaling US$693,750 in connection with the issuance of the Option Shares.

These unaudited consolidated financial statements are presented in United States Dollars (“USD”) and have been rounded to the nearest USD.

2.	Adoption of new and revised Standards

New and amended IFRS Accounting Standards that are effective for the current year

The following standards and amendments have been adopted by the Group for the first time for the financial year beginning on January 1, 2025:

Amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates: Lack of Exchangeability	1 January 2025

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

2.	Adoption of new and revised Standards (cont.)

The adoption of amendment does not have material impact on the unaudited   consolidated financial statements of the Group.

The following new standards and amendments to standards have not come into effect for the financial year beginning January 1, 2025, and have not been early adopted by the Group in preparing these consolidated financial statements. None of these new standards and amendments to standards is expected to have a material effect on the   unaudited consolidated financial statements of the Group.

Title	Effective date
Amendments to IFRS 18 Presentation and Disclosure in Financial Statements	1 January 2027
Amendments to IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure: Classification and Measurement of Financial Instruments	1 January 2026
Annual Improvements to IFRS – Volume 11	1 January 2026

3.	Material accounting policies

The following is a summary of significant accounting policies used in the preparation of these unaudited consolidated financial statements.

3.1	Basis of accounting

The unaudited consolidated financial statements of Concorde have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are presented in USD.

The accounting policies used for the preparation of these unaudited consolidated financial statements are based upon the application of IFRS 1.D17, which results in assets and liabilities being measured at the same carrying amount as in the standalone financial statements of subsidiaries for the six months ended June 30, 2025 and 2024 after adjusting for consolidation and equity accounting adjustments and for the effects of the business combination in which the entity acquired the subsidiaries.

The unaudited consolidated statement of financial position, consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows of the Group for the relevant periods include the results and cash flows of all companies now comprising the Group from the earliest date presented as if the reorganization had been completed at the beginning of the earliest reporting period.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

3.2	Going concern

Pursuant to IAS 1, Presentation of Financial Statements, the Company is required to and does evaluate at each annual and interim period   whether there are conditions or events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

As of June 30,2025, our unaudited consolidated financial statements were prepared on the assumption that the Company would continue as a going concern. The Company’s ability to continue as a going concern is dependent upon the Company’s profit generating operations in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. In assessing the going concern, management and the Board has considered:

a.	The Company’s cash and cash equivalents as at June 30, 2025, amounted to USD 2,361,689, an increase from USD 1,000,284 as at December 31, 2024. In the six months ending June 30, 2025, the Company had a negative operating cash flow of USD 2,936,893, and the positive cash position was due to proceeds from initial public offerings.

b.	While revenue remained relatively stable, the increased expenses led to a decline in net profit. The Company reported a net loss of USD 2,693,100. The decline in net profit is primarily attributed to fair value of convertible loan note of USD 1,470,513, professional fees related post IPO to USD 1,050,236 and increased hiring of skilled personnel, particularly in key management roles dedicated to long-term growth initiatives and anticipated business expansion. This increase in hiring represents an initial investment focused on future planning and strategic development not reflecting of current basal operational or administrative needs. As such additional spending is scalable, the management is confident that the Company will continue to be profitable.

c.	The Company has the ability to meet its debt obligations. The Company gearing ratio decreased to 0.98 in the six month ended June 30, 2025, compared to 2.38 in the fiscal year 2025. In the six-month ended June 30,2025, the Company’s total bank loans amounted to USD 5,995,047 signifying a decreased borrowing of USD 33,744 from USD 6,028,791 in the fiscal year 2025. Current liabilities as at June 30, 2025 stood at USD 6,838,221, up from USD 4,580,526 as at December 31, 2024 while non-current liabilities decreased to USD 3,334,130 from USD 3,432,484 as at December 31, 2024. These loans have fixed interest rates ranging between 2.5% and 8.2% per annum. Loan 1, secured by a leasehold property and guaranteed by a director and family member, has monthly repayments and an interest rate of 3.4%. Loan 2 and Loan 3, both unsecured and guaranteed have different repayment schedules and interest rates of 2.5%-8.2% per annum. Loan 4, secured against a director’s freehold property with a joint guarantee, is a money market loan with variable interest rates ranging from 4.7% to 5.6% per annum, drawn in tranches of at least USD 372,150 for up to three months. Loan 5, secured by a leasehold property and guaranteed by a director and family member and Concorde International Group Pte Ltd, has monthly repayments and an interest rate of 3.9%. Loan 6, with a carrying amount of USD 936,753, is a USD 1,000,000 principal convertible note bearing an interest rate of 3.00% per annum on the principal. Loan 7 have a fixed repayment schedule with interest rate of 7.2% per annum.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. While there can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, management of the Company believes that, based on considerations of above factors and its most recent projections for year 2025, the Company can meet its working capital requirements over the next 12 months.

The unaudited consolidated financial statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.

The directors have, at the time of approving the unaudited consolidated financial statements, a reasonable expectation that the group have adequate resources to continue in operational existence for the foreseeable future. Thus, they continue to adopt the going concern basis of accounting in preparing consolidated financial statements.

3.3	Principles of consolidation

Pursuant to the reorganization, Concorde became the holding company for the entities that were under the common control of the controlling shareholders (the “Group”) both before and after the reorganization.

Entities under common control are entities, which are ultimately controlled by the same parties and that control is not transitory. Control exists when the same parties have, as a result of contractual agreements, ultimate collective power to govern the financial and operating policies of each of the combining entities so as to obtain benefits from their activities, and that ultimate collective power is not transitory. The financial statements of commonly controlled entities are included in the consolidated financial statements from the day that control commences until the date that control ceases.

Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Group controls an investee if and only if the Group has:

(a)	Power over the investee;

(b)	Exposure, or rights, to variable returns from its involvement with the investee; and

(c)	The ability to use its power over the investee to affect its returns.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

If the Group has less than a majority of the voting of similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(a)	The contractual arrangement with the other vote holders of the investee;

(b)	Rights arising from other contractual agreements; and

(c)	The voting rights of the Group and potential voting rights

IFRS 3 Business combinations do not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the Group has accounted for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of US Financial Accounting Standards Board and US Securities and Exchange Commission regulations.

Accordingly, the Group’s financial statements have been prepared on a consolidated basis by applying the Book Value method as if the reorganization had been completed at the beginning of the earliest reporting period.

The Group recorded assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferee’s standalone financial statements, and to have the consolidated statement of financial position, consolidated statement of profit or loss, and other comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows that reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place.

Any difference between the consideration paid and the share capital and capital reserves of the “acquired” entity is reflected within equity as merger reserve. The statement of profit or loss and other comprehensive income reflects the results of the entities for the full year, irrespective of when the combination takes place. Comparatives are presented as if the entities had always been combined since the date the entities had come under common control.

 CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

Intercompany balances, transactions, income and expenses are eliminated in the consolidated financial statements.

Acquisition-related costs are recognized as expenses in the periods in which the costs are incurred, and the services are received.

Non-controlling interests, if any, represent equity in subsidiaries that are not attributable, directly or indirectly, to owners of the parent, and is presented separately in the consolidated statement of profit or loss and other comprehensive income and within equity in the consolidated statement of financial position, separately from equity attributable to owners of the Company. Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Subsidiaries are consolidated from the date on which control is transferred to the Group up to the effective date on which control ceases, as appropriate. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the financial year/ period are included in the statement of profit or loss and other comprehensive income from the date the Group gains control until the date the Group ceases to control the subsidiary.

Transaction under common control entities

Under common control entities represent those entities are controlled by Swee Kheng Chua and Ping Ping Lim. The Group determines the allowance for its receivable from controlling shareholders based on historical collection experience and economic conditions. The Company writes-off receivable when amounts are deemed uncollectible. The writes-off amounts are recognized in other reserve.

Name of subsidiaries	Date of incorporation	Principal activities	Relationship with the Group
Concorde International Group Pte Ltd	June 12, 2023	Holding company	100% own subsidiary
Concorde i-FAST USA Inc.	April 25, 2024	Security solution services	100% own subsidiary
Concorde Security Pte Ltd	June 16, 2005	Security solution services	96.81% own subsidiary
Concorde Security Sdn Bhd	January 13, 2015	Security solution services	100% own subsidiary
Concorde Security Limited	December 23, 2016	Security solution services	100% own subsidiary
Concorde Asia Pte Ltd	October 08, 2013	Security solution services	100% own subsidiary (directly or indirectly)
Berjaya Academy Pte Ltd	March 06, 2020	Consultancy and training course services	100% own subsidiary (directly or indirectly)

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

3.4	Revenue recognition

Revenue is measured based on the consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group recognizes revenue from contracts with customers for the sale of goods based on the five-step model as set out below:

(i)	Identify contract(s) with a customer. A contract is defined as an agreement between two or more parties that creates enforceable rights and obligations and sets out the criteria that must be met.

(ii)	Identify performance obligations in the contract. A performance obligation is a promise in a contract with a customer to transfer a good or service to the customer.

(iii)	Determine the transaction price. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

(iv)	Allocate the transaction price to the performance obligations in the contract. For a contract that has more than one performance obligation, the Group allocates the transaction price to each performance obligation in an amount that depicts the amount of consideration to which the Group expects to be entitled in exchange for satisfying each performance obligation.

(v)	Recognize revenue when the Group satisfies a performance obligation.

Revenue is recognized when the Company satisfies a performance obligation by transferring promised goods or services to the customer, which is when the customer obtains control of the goods or services.

A performance obligation may be satisfied at a point in time or over time.

Performance obligations satisfied over time

A performance obligation is satisfied over time when an entity transfers control of a good or service over a period. This occurs when one of three conditions is met: (a) the customer simultaneously receives and consumes the benefits provided by the entity’s performance; (b) the entity’s performance creates or enhances an asset that the customer controls during creation or enhancement; or (c) the entity’s performance does not result in an asset with an alternative use, and there exists an enforceable right to payment for the performance completed to date.

In providing round-the-clock security manning, the customer simultaneously receives and consumes the benefits of the company’s performance. Therefore, the nature of the service sales is recognized over time, on a monthly billing cycle basis.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

An asset created by an entity’s performance lacks an alternative use if contractual or practical restrictions prevent the entity from redirecting it during creation or completion. This assessment is fixed at contract inception and can only be revised if a contract modification substantially alters the performance obligation with mutual agreement from the parties involved. In providing installation solely as a prerequisite to our patent-protected service at the customer’s site, the customer will not have an alternate use for such installation. Performance obligations are satisfied over time, primarily through the provision of service sales.

Right to payment for performance completed to date, an entity considers both contractual terms and applicable laws. This right does not necessarily specify a fixed amount but must ensure that the entity is compensated for work completed if the contract is terminated for reasons unrelated to the entity’s performance failure. Customers have entered into a contract with the Company that does recurring monthly billing, securing the Company’s right to payment for services rendered as they are consumed.

Performance obligations satisfied at a point in time

In cases where a performance obligation is not satisfied over time, it is fulfilled at a specific point in time. This determination relies on factors including the entity’s present right to payment, the transfer of legal title, physical possession of the asset by the customer, the transfer of significant risks and rewards of ownership, and the customer’s acceptance of the asset. Consideration of these indicators, alongside the control requirements outlined in the standard, helps determine when control of the asset is transferred, and the performance obligation is satisfied.

In the provision of installation at customer’s site amounting to creation of assets where customer has an alternative use. Such installation’s performance obligation are satisfied at the point in time.

The amount of revenue recognized is the amount allocated to the satisfied performance obligation under IFRS 15 Revenue from Contracts with Customers (“IFRS 15”).

Some contract(s) with customers include a variable consideration where revenue is recognized based on key performance indicators (“KPI”) assessed by the Company and the customer. Revenue is recognized on the percentage of KPI on contracted monthly fees.

(a)	Man Guarding Services

Revenue from a contract to provide man guarding services is recognized over time, using the output method to measure progress towards complete satisfaction of the service, as the customer simultaneously receives and consumes the benefits provided by the Company. In the applicable of the output method, the Company has used the appraisal of results achieved method. Accordingly, in view of the nature of the service income on a contract basis, management considers that this output method is most appropriate in measuring the progress towards complete satisfaction of these performance’s obligation.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies(cont.)

(b)	I-Guarding Services (including installation and maintenance services)

I-Guarding Services is a comprehensive technology-integrated package of round-the-clock ongoing security monitoring and maintenance services, the service is consumed continuously and revenue is recognized over time through monthly invoicing.

The Company sells a range of products such as closed-circuit cameras, turnstiles, gates, authenticators, and cabling, and provides installation services for these products.

In the case, where the installation is part of a comprehensive package that includes monthly security monitoring and maintenance services, revenue is recognized over time as these services are consumed. This installation is a prerequisite for our comprehensive package, involving continuous service and maintenance of the installed facilities by the company. Therefore, the setup of these facilities constitutes a continuous performance obligation, inseparable from the provision of security services.

In the case, where the installation is part of a security setup without ongoing monthly security monitoring or maintenance services, revenue is recognized at a point in time upon completion of installation and acceptance by customers. This recognition occurs when control of the goods is transferred to the customers, in accordance with the agreed terms, and significant risks and rewards of ownership have been passed to them. Such service denotes a small portion of the total i-guarding services sales. The point-in-time sales are NIL for six month ended 2025, and 5% (USD264, 481) of the total I-guarding sales in the six-month ended 2024, respectively. These installations are standalone and capable of operating independently from our security services. Examples include installing turnstiles, modifying gates, and installing biometric locks.

(c)	Training

Training income is recognized at the time when such services have been performed and rendered.

(d)	Licensing fee and vehicle rental income

Licensing and vehicle rental income is recognized at the time when such services have been performed and rendered. This income is generated from related companies within the Group and the amount was eliminated in the consolidated financial statements.

3.5	Cost of revenues (exclusive of depreciation and amortization shown separately)

Cost of revenues mainly consists of service costs, sub-contracting cost, salaries, consumables and others excluding depreciation and amortization expenses which is shown separately.

3.6	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

 CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

3.7	Leases — The Group as lessee

With reference to IFRS 16, the group assesses whether a contract is, or contains, a lease, at inception of the contract. The group recognizes a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the group uses its incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise:

●	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable

●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date

●	The amount expected to be payable by the lessee under residual value guarantees

●	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options

●	Payments of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the lessee’s incremental borrowing rate.

The Company generally uses the incremental borrowing rate as the discount rate. To determine the incremental borrowing rate, the Company obtains a reference rate and makes certain adjustments to reflect the terms of the lease and the asset leased.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

Lease payments included in the measurement of the lease liability comprise:

●	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable

●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date

●	The amount expected to be payable by the lessee under residual value guarantees

●	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options

●	Fixed lease payments (including in-substance fixed payments), less any lease incentives receivable

●	Variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date

●	The amount expected to be payable by the lessee under residual value guarantees

●	The exercise price of purchase options, if the lessee is reasonably certain to exercise the options

The lease liability is subsequently measured by increasing the carrying amount to reflect interest on the lease liability (using the effective interest method) and by reducing the carrying amount to reflect the lease payments made.

The group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever:

●	The lease term has changed or there is a significant event or change in circumstances resulting in a change in the assessment of exercise of a purchase option, in which case the lease liability is remeasured by discounting the revised lease payments using a revised discount rate.

●	The lease payments change due to changes in an index or rate or a change in expected payment under a guaranteed residual value, in which cases the lease liability is remeasured by discounting the revised lease payments using an unchanged discount rate (unless the lease payments change is due to a change in a floating interest rate, in which case a revised discount rate is used).

●	A lease contract is modified, and the lease modification is not accounted for as a separate lease, in which case the lease liability is remeasured based on the lease term of the modified lease by discounting the revised lease payments using a revised discount rate at the effective date of the modification.

The Group did not make any such adjustments during the periods presented.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date for all lease arrangement for which the Company is the lessee, except for leases which have lease term of 12 months or less and leases of low value assets for which the Company applied the recognition exemption allowed under IFRS 16 Leases (“IFRS 16”). For these leases, the Company recognizes the lease payment as an operating expense on a straight-line basis over the term of the lease.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term. When the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. The right-of-use asset is also reduced by allowances for expected credit losses, if any, and adjusted for certain remeasurements of the lease liability, where applicable.

The group applies IAS 36 to determine whether a right-of-use asset is impaired and accounts for any identified impairment loss as described in the ‘Property and Equipment’ policy.

Where a contract contains more than one lease component, the Company allocates the consideration in the contract to each lease component on the basis of the relative standalone price of the lease component. Where the contract contains non-lease components, the Company applied the practical expedient to not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

3.8	Borrowing costs

All borrowing costs are recognized in statements of profit or loss and other comprehensive income in the period in which they are incurred.

3.9	Defined Contribution Plan

Payments to defined contribution retirement plans are recognized as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement plans are accounted for as payments to defined contribution plans where the group’s obligations under the plans are equivalent to those arising in a defined contribution retirement plan.

3.10	Taxation

The income tax expense represents the sum of current and deferred income tax expense.

Current tax

The tax currently payable is based on taxable profit for the year.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

Deferred tax

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled, or the asset is realized based on tax laws and rates that have been enacted or substantively enacted at the reporting date.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the group intends to settle its current tax assets and liabilities on a net basis.

Current tax and deferred tax for the year

Current and deferred tax are recognized in profit or loss and other comprehensive income, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

Goods and services tax (GST)

Revenues, expenses and assets are recognized net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognized as part of the cost of acquisition of the asset or as part of the expense.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

3.11	Foreign currency transactions and translation

Foreign currency transactions are translated into the Company’s functional currency at the exchange rates prevailing on the date of the transaction. At the end of each financial year, monetary items denominated in foreign currencies are retranslated at the rate prevailing at the end of the financial year. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on retranslation of monetary items are included in profit or loss for the year. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the year except for differences arising on retranslation of non-monetary items, any exchange component of that gain or loss is also recognized directly in other comprehensive income.

3.12	Property and equipment

All items of property and equipment are initially measured at cost. Cost includes expenditure that is directly attributable to the acquisition of the asset in accordance to IAS 16 Property and Equipment.

After initial recognition, property and equipment are stated at cost less accumulated depreciation and accumulated impairment, if any

Depreciation is recognized so as to write off the cost less their residual values over their useful lives, using the straight-line method, on the following bases:

Estimated useful life
Furniture and Fittings	3 years
Office equipment	3 years
Building	50 years
Motor Vehicles	5 years
Security Equipment	3 – 7 years
Renovation	3 – 7 years

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

An item of property and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying

3.13	Intangible assets

3.13.1	Internally generated intangible assets

In accordance to IAS 38 Intangible assets, expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following conditions have been demonstrated:

●	The technical feasibility of completing the intangible asset so that it will be available for use or sale

●	The intention to complete the intangible asset and use or sell it

●	The ability to use or sell the intangible asset

●	How the intangible asset will generate probable future economic benefits

●	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset

●	The ability to measure reliably the expenditure attributable to the intangible asset during its development

●	amount of the asset and is recognized in statement of profit or loss and other comprehensive income.

(a)	Research and development

Expenditure on research activities is recognized as an expense in the period in which it is incurred. Where no internally generated intangible asset can be recognized, development expenditure is charged to profit or loss and other comprehensive income in the period in which it is incurred. Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment loss, on the same basis as intangible assets acquired separately. These costs are amortized to profit or loss and other comprehensive income over their estimated use of lives of 3 years.

(b)	Patent and trademarks

Patents and trademarks are measured initially at purchase cost and are amortized on a straight-line basis over their useful lives.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

3.13.2	Intangible assets acquired separately

Intangible assets with finite useful lives that are acquired separately are carried at cost less accumulated amortization. Amortization is recognized on a straight-line basis over 3 years period which are disclosed in note 7.

(a)	Software

Software are measured initially at purchase cost and are amortized on a straight-line basis over a 3 year period.

Amortization is recognized on a straight-line basis over their estimated useful lives which are disclosed as follows:

Intangible asset	Useful lives
Patent	20 years
Trademark	10 years
Research and development	3 years
Software	3 years

The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in profit or loss and other comprehensive income when the asset is derecognized.

3.14	Impairment of property and equipment and intangible assets

With reference to IAS 36, at each reporting date, the group reviews the carrying amounts of its property and equipment and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss and other comprehensive income, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease and to the extent that the impairment loss is greater than the related revaluation surplus, the excess impairment loss is recognized in profit or loss and other comprehensive income.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss and other comprehensive income to the extent that it eliminates the impairment loss which has been recognized for the asset in prior years. Any increase in excess of this amount is treated as a revaluation increase.

3.15	Cash and cash equivalents

In the consolidated statement of financial position, cash and bank balances comprise cash and cash equivalents. Cash equivalents are short-term (generally with original maturity of three months or less), highly liquid investments that are readily convertible to a known amount of cash and which are subject to an insignificant risk of changes in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Bank balances for which use by the group is subject to third party contractual restrictions are included as part of cash unless the restrictions result in a bank balance no longer meeting the definition of cash.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

3.16	Financial instruments

Financial assets and financial liabilities are recognized in the group’s consolidated statement of financial position when the group becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value, except for trade receivables that do not have a significant financing component which are measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss and other comprehensive income.

Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

3.16	Financial instruments

All recognized financial assets are measured subsequently in their entirety at either amortized cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortized cost:

●	The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows.

●	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Other financial asset

Under IFRS 9, the insurance contract is recognized as a financial asset.. In accordance to IFRS9 paragraph 4 classification of financial asset, two key criteria are assessed for further classification: the entity’s business model for managing the assets and the contractual cash flow characteristics. Financial assets can be classified into three categories: Amortized Cost for those held to collect cash flows that are solely payments of principal and interest; Fair Value Through Other Comprehensive Income (FVOCI) for assets held to collect cash flows and for selling, also with solely payments of principal and interest; and Fair Value Through Profit or Loss (FVPL) for assets that do not meet the criteria for the first two categories. This classification ensures that financial assets are measured and reported in a way that accurately reflects their economic substance. The insurance contract is not classified as a financial asset for collecting contractual cash flows through compensation for the life insured. Since the contract does not represent solely the payment of principal and interest, it fails the SPPI (Solely Payments of Principal and Interest) test. Therefore, it will be recognized at fair value through profit and loss in subsequent reporting periods.

Other financial assets includes a keyman insurance keyman insurance policy was purchased by the company for a department head, who is a family member of Swee Kheng Chua. $84,389 was capitalized. The amount was revalued to $69,505 as at December 31, 2024. The policy has an accumulating asset value and provides $1 million coverage on the life insured. The company has the discretion to reassign the life insured.

Foreign exchange gains and losses

The carrying amount of financial assets that are denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of each reporting period. The exchange differences are recognized in the statement of profit or loss and other comprehensive income.

Impairment of financial assets

The group recognizes a loss allowance for expected credit losses on investments in debt instruments that are measured at amortized cost. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

3.16	Financial instruments

The group always recognizes lifetime expected credit losses (ECL) for trade and other receivables. The expected credit losses on these financial assets are estimated using a provision matrix based on the group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions, and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

For all other financial instruments, the group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instrument has not increased significantly since initial recognition, the group measures the loss allowance for that financial instrument at an amount equal to 12-month ECL. Lifetime ECL represents the expected credit losses that will result from all possible default events over the expected life of a financial instrument. In contrast, 12-month ECL represents the portion of lifetime ECL that is expected to result from default events on a financial instrument that are possible within 12 months after the reporting date.

Derecognition of financial assets

The group derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity. If the group neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, the group recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If the group retains substantially all the risks and rewards of ownership of a transferred financial asset, the group continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the group are recognized at the proceeds received, net of direct issue costs.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

3.16	Financial instruments

Financial liabilities

All financial liabilities are measured subsequently at amortized cost using the effective interest method.

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for trading, or (iii) designated as at FVTPL, are measured subsequently at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

Derecognition of financial liabilities

The group derecognizes financial liabilities when, and only when, the group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability recognized and the consideration paid and payable is recognized in profit or loss.

3.17	Provisions and contingent liabilities

With reference to IAS 37, provisions are recognized when the group has a present obligation (legal or constructive) as a result of a past event, it is probable that the group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation.

A contingent liability is a possible obligation that arises from past events whose existence would be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Group or a present obligation that is not recognized because it is not probable that an outflow of resources would be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognized because it cannot be measured reliably. The Group does not recognize a contingent liability but discloses its existence in the consolidated financial statements (Refer Note 25  to the unaudited consolidated financial statements).

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

3.18	Earnings/(Loss) per share

Basic earnings/(loss) per share

Basic earnings/(loss) per share is calculated by dividing the profit/(loss) attributable to the controlling interest, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

Diluted earnings/(loss) per share

Diluted earnings/(loss) per share adjusts the figures used in the determination of basic earnings/(loss) per share to take into account the after-tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

3.19	Foreign currency translation

The reporting currency of the Company is the U.S. dollar (“USD”). The functional currency of CGPL, CSPL, BAPL and CAPL is the SGD. The functional currency of CIGL is the U.S. dollar (“USD). The functional currency of CSSB is Malaysia Ringgit(“MYR”). The functional currency of CSL is Great Britain Pound (“GBP”).

For the subsidiaries whose functional currency is the MYR and GBP dollar, profit or loss and other comprehensive income and cash flows are translated at the average exchange rates during the reporting periods, assets and liabilities are translated at the unified exchange rate at the end of the period, and equity is translated at historical exchange rates. As a result, amounts relating to assets and liabilities reported on the statements of cash flows may not necessarily agree with the changes in the corresponding balances on the statements of financial position. Translation adjustments resulting from the process of translating the local currency financial statements into USD are included in comprehensive income/loss. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates. Assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the consolidated statement of financial position’s date with any transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in profit or loss as incurred.

3.20	Deferred offering costs

Deferred Offering Costs consists of legal, accounting, underwriter’s fees, and other costs incurred through the balance date that are directly related to the proposed Initial Public Offering (IPO) and that would be charged to equity upon completion of the proposed IPO. Should the proposed IPO prove unsuccessful, deferred costs and additional expenses to be incurred would be charged to the statement of profit or loss.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

3.	Material accounting policies (cont.)

3.21	Reportable segments

The Group’s chief executive officer (the Chief Operating Decision Maker or CODM) is responsible for resource allocation and performance assessment. Operating segments are determined using the management approach, based on internal reporting reviewed monthly by the CODM for decision-making and evaluation.

Based on management’s assessment, the Group has determined that it has two operating segments, which are (i) security services; and (ii) training school, which is the other subsidiary, Berjaya Academy Pte Ltd, is the only revenue-generating subsidiary, with its revenue accounting for 0.8% for the year ended June 30, 2025 and for the year ended June 30, 2024.

Information about reportable segment

	Security Services	Training School	Unallocated	Total
	USD	USD	USD	USD
June 30, 2025
Segment revenue	5,929,467	46,442	-	5,975,909
Segment Profit / (loss)	(1,133,354)	(53,596)	(1,470,513)	(2,657,463)

	Security Services	Training School	Unallocated	Total
	USD	USD	USD	USD
June 30, 2024
Segment revenue	5,361,918	31,926	-	5,393,844
Segment Profit / (loss)	109,264	(64,192)	(83,155,336)	(83,110,264)

Geographic allocation

All business units of the Group are operating in Singapore. The Group allocates revenue based on the location of the customer. The geographic revenue generates majority from Singapore less than 1% of the Group’ revenue generated from Australia.

3.22	Share-based compensation

The Company issued restricted shares to members of the Board, executive officers, their affiliates, and existing shareholders. The cost of the restricted shares is measured based on the fair value on the grant date.

The granted shares were measured in accordance with IFRS2 of fair value at grant date. The company utilizes the unlevered discounted cash flow method to determine the fair value of restricted share at the grant date considering the dilutive effect of restricted share, which is a level 3 input of IFRS 13.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4.	Critical accounting judgements and key sources of estimation uncertainty

In applying the group’s accounting policies, the directors are required to make judgements that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fiscal year, are discussed below:

i.	Estimated useful lives of property and equipment

The Group reviews annually the estimated useful lives of property and equipment based on factors such as business plans and strategies, expected level of usage and future technological developments. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in the factors mentioned. The carrying amounts of the Group’s property and equipment are disclosed in Note 5 of the unaudited consolidated financial statements.

ii.	Expected credit losses assessment on trade and other receivables

The expected credit losses on trade and other receivables of the Group are estimated using a provision matrix based on the group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date, including time value of money where appropriate.

In assessing the credit risk of the trade and other receivables, the group takes into account qualitative and quantitative reasonable and supportable forward-looking information.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4.	Critical accounting judgements and key sources of estimation uncertainty (cont.)

iii.	Provision for accrued expenses

The Group recognized the provisions according to the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. In assessing the provision, the group takes into account qualitative and quantitative reasonable and supportable forward-looking information.

iv.	Contingent liabilities

The disclosure of contingent liabilities requires the management to assess the probability of the outflow of resources required to settle the obligation arising from legal cases as disclosed in Note 25   to the consolidated financial statements. In assessing probability of the contingent liabilities, the group takes into account qualitative and quantitative information including penal solicitors’ opinion on the relevant cases.

v.	Estimated useful lives of intangible assets

The Group reviews annually the estimated useful lives of intangible assets based on factors such as business plans and strategies, expected level of usage and future technological developments. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in the factors mentioned. The carrying amounts of the Group’s intangible assets are disclosed in Note 7 of the consolidated financial statements.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

4.	Critical accounting judgements and key sources of estimation uncertainty (cont.)

vi.	Fair value of financial instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

Level 1: Quoted prices for identical instruments in an active market;

Level 2: Directly (i.e. as prices) or indirectly (i.e. derived from prices) observable market inputs, other than Level 1 inputs; and

Level 3: Inputs which are not based on observable market data (unobservable inputs). Fair values are determined in whole or in part using a net asset value or valuation model based on assumptions that are neither supported by prices from observable current market transactions in the same instrument nor are they based on available market data.

The convertible option which is included in other financial liabilities and disclosed at Note No. 12 are carried at fair value classified as Level 3 applying the binomial method.

The Group has change the valuation method during the initial recognition and subsequent measurement. At initial recognition in June 2024, the Company used a discounted cash flow (DCF) method to value the host loan component and the embedded derivative separately, as the fair value of the conversion feature could not be reliably measured using market-based inputs due to the absence of an IPO and observable market data. The fair values of the Group’s fixed interest-bearing borrowings are determined using the discounted cash flow (DCF) method, applying a discount rate that represents the issuer’s borrowing rate as of the reporting period’s end. There are no financial instruments for which Level 1 or Level 2 fair value measurements were applied.

As at December 31, 2024, management changed the valuation technique to a binomial option pricing model to value the embedded derivative component of the convertible note. The change was made because the binomial method better reflects the optional nature of the conversion feature.

The following table summarize the Company’s fair value measurements by level at June 30, 2025 for the assets measured at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Financial liabilities
Other financial liability	-	-	1,786,239	1,786,239

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

5.	Property and equipment

	Building	Security equipment	Motor vehicle	Renovation	Office equipment	Furniture and fittings	Total
	USD	USD	USD	USD	USD	USD	USD
Cost
At January 1, 2024	2,881,844	719,914	470,457	406,207	224,355	47,837	4,750,614
Additions	-	988,816	6,800	2,532	54,336	-	1,052,484
Currency translation adjustments	(88,344)	(22,069)	(12,651)	(12,453)	(6,025)	(1,466)	(143,008)
At December 31, 2024	2,793,500	1,686,661	464,606	396,286	272,666	46,371	5,660,090
Additions	-	68,278	-	3,392	34,753	1,590	108,013
Write-off	-	(469,537)	(203,164)	-	-	-	(672,701)
Currency translation adjustments	185,023	111,712	30,531	26,247	17,964	3,070	374,547
At June 30, 2025	2,978,523	1,397,114	291,973	425,925	325,383	51,031	5,469,949

Accumulated Depreciation
At January 1, 2024	230,548	609,395	357,122	402,143	201,598	45,395	1,846,201
Depreciation	56,817	16,438	42,282	4,006	29,355	997	149,895
Currency translation adjustments	(8,017)	(18,956)	(4,410)	(12,395)	(11,625)	(1,410)	(56,813)
	279,348	606,877	394,994	393,754	219,328	44,982	1,939,283
Depreciation	28,814	10,860	23,536	261	14,723	657	78,851
Write-off	-	(469,537)	(197,998)	-	-	-	(667,535)
Currency translation adjustments	19,475	40,562	31,186	26,089	12,883	3,000	133,195
At June 30, 2025	327,637	188,762	251,718	420,104	246,934	48,639	1,483,794

Net book value
At December 31, 2024	2,514,152	1,079,784	69,612	2,532	53,338	1,389	3,720,807
At June 30, 2025	2,650,886	1,208,352	40,255	5,821	78,449	2,392	3,986,155

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

5.	Property and equipment (cont)

As at June 30, 2025 and December 31, 2024, the Group’s building with carrying amount of USD 2,650,886  and USD 2,514,152, respectively are mortgaged to secure the Group’s debt and certain credit facilities granted from banks.

The carrying value of security equipment held under finance lease obligation as at June 30, 2025 is USD 429,693 (December 31, 2024: USD 240,700) The leased asset is pledged as security for the related finance lease liability.

As at June 30, 2025, the Group has security equipment with a carrying amount of USD 1,010,978 that is currently idle and not in use for operations. Accordingly, these assets are not subject to depreciation during the financial year. Management will continue to assess the status and future use of these assets on a regular basis.

There was no impairment of fixed assets recorded for the six months ended June 30, 2025 and December 31, 2024.

6.	Leases

Right-of-use assets

The Group entered into a tenancy arrangement with Housing Development Board to renew the tenancy of the Premises for a term of 3 years, commencing from July 1, 2021 at monthly rental SGD 2,250. The lease ended on June 30, 2024 and was renewed for a term of 3 years, commencing from July 1, 2024, at monthly rental of SGD 2,250. During the financial year ended December 31, 2023, the Group also entered into a tenancy arrangement with Faith Global Pte Ltd to renew a tenancy of an office premise for a term of 2.5 years, commencing from July 1, 2023. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Group purchased security equipment at cost amounting to USD 201,061 (2024: USD 166,227) by finance lease arrangements amounting to USD 103,935 (2024: USD 130,324) at interest rate of 4.7%-5.3% (2024: 2.99%) repayable by 48 and 60 monthly instalments during six months ended June 30, 2025 and years ended December 31, 2024 respectively.

The carrying amounts of right-of-use assets are as below:

	Office premise	Security equipment	Total
	USD	USD	USD
At January 1, 2024	79,382	98,047	177,429
Addition	57,528	166,227	223,755
Depreciation expense	(53,743)	(20,919)	(74,662)
Foreign currency translation	(1,535)	(2,655)	(4,190)
At December 31, 2024	81,632	240,700	322,332
Addition	-	201,061	201,061
Depreciation expense	(27,267)	(27,095)	(54,362)
Foreign currency translation	4,489	15,027	19,516
At June 30, 2025	58,854	429,693	488,547

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

6.	Leases (cont.)

	Operating Lease	Finance Lease	Total
	USD	USD	USD
Lease liabilities
At January 1, 2024	81,297	68,606	149,903
Foreign currency translation	(2,524)	(2,200)	(4,724)
Addition during the year	57,528	130,324	187,852
Lease payments	(55,135)	(25,446)	(80,581)
Accretion of interest	1,901	5,811	7,712
At December 31, 2024	83,067	177,095	260,162
Foreign currency translation	5,530	11,913	17,443
Addition during the year	-	103,935	103,935
Lease payments	(29,393)	(26,735)	(56,128)
Accretion of interest	835	5,344	6,179
At June 30, 2025	60,039	271,552	331,591

	June 30, 2025	December 31, 2024
	USD	USD
Represented by:
Current liabilities	101,677	89,438
Non-current liabilities	229,914	170,724
	331,591	260,162

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate. The weighted average incremental borrowing rate applied to new leases during six months ended June 30, 2025, and December 31, 2024 were 2.25%.

The following table summarizes the maturity of lease liabilities:

Six-month ended June 30, 2025	Within 1 year	1 to 5 years	>5 years	Total
Undiscounted lease liabilities	115,805	249,039	-	364,844
Interest expense	(14,128)	(19,125)	-	(33,253)
	101,677	229,914	-	331,591

Year ended December 31, 2024	Within 1 year	1 to 5 years	>5 years	Total
Undiscounted lease liabilities	103,063	182,499	-	285,562
Interest expense	(13,625)	(11,775)	-	(25,400)
	89,438	170,724	-	260,162

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

7.	Intangible assets

	Research and development	Software	Patents	Trademark	Total
	USD	USD	USD	USD	USD
Cost
At December 31, 2023	262,824	16,180	9,884	8,266	297,154
Additions	-	-	-	-	-
Currency translation adjustments	(8,057)	(496)	(303)	(255)	(9,111)
At December 31, 2024	254,767	15,684	9,581	8,011	288,043
Additions	-	-	-	-	-
Currency translation adjustments	16,874	1,039	635	531	19,079
At June 30, 2025	271,641	16,723	10,216	8,542	307,122

Accumulated amortization
At December 31, 2023	211,719	13,034	2,378	4,627	231,758
Amortization	50,380	3,102	689	814	54,985
Currency translation adjustments	(7,332)	(452)	(86)	(155)	(8,025)
At December 31, 2024	254,767	15,684	2,981	5,286	278,718
Amortization	-	-	349	413	762
Currency translation adjustments	16,874	1,039	209	365	18,487
At June 30, 2025	271,641	16,723	3,539	6,064	297,967

Net book value
At December 31, 2024	-	-	6,600	2,725	9,325

At June 30, 2025	-	-	6,677	2,478	9,155

There was no impairment of intangible assets recorded for the years ended June 30, 2025 and December 31, 2024.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

8.	Other financial assets

	June 30, 2025	December 31, 2024
	USD	USD

Keyman insurance	74,108	69,505
Advance to supplier	663,338	323,514
	737,446	393,019

Advances to supplier pertain to credit notes issued by the supplier. The credit notes raised as compensation for the unsatisfactory of their services. These credit notes were partially offset against current purchases but could not be fully utilized as at the reporting date. The remaining balance will be fully utilized and offset against future purchases.

9.	Trade and other receivables

	June 30, 2025	December 31, 2024
	USD	USD
Trade receivables
Third parties (refer note a below)	5,151,120	4,701,900
Less: Allowances for expected credit losses	(1,147,683)	(968,322)
Trade receivables, net	4,003,437	3,733,578
Ageing analysis of trade receivables
Not past due	3,036,797	2,176,512
Up to 60 days	393,996	814,010
60 to 365 days	460,539	651,860
Over 1 year	1,259,788	1,059,518
	5,151,120	4,701,900

Other receivables
Amount due from related parties (refer note 24)	517,714	553,184
Government grant receivable	10,311	6,137
Advance to employees	1,959	9,090
Deposit recoverable	37,347	29,216
Other receivables	1,344	-
Prepayments	2,234,244	47,125
	2,802,919	644,752
Total trade and other receivables	6,806,356	4,378,330

a.	Included in trade receivables are unbilled revenue amounting to USD 57,839 in June 30, 2025 and USD 268,818 in December 31, 2024 which related to I-Guarding services. The services are provided within the financial year end however billing was made subsequent to the financial year ended. According to the contract with the customer, the consideration on the services provided are unconditional as the performance obligation has been complied with.

b.	Prepayments are mainly related to 24-month agreements on consultancy services engaged to support global market business development.

c.	Trade receivables are non-interest bearing and are generally on 30 days’ terms.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

9.	Trade and other receivables (cont.)

c.	Lifetime expected loss provision for trade receivables of the Group are as follows:

	Weighted- average expected	June 30, 2025		December 31, 2024
	credit loss rate	Gross carrying amount	Allowance for expected credit losses	Gross carrying amount	Allowance for expected credit losses
Customers’ characteristics		USD	USD	USD	USD

Low risk	0.6%	4,027,264	23,827	3,755,925	22,346
Loss	100%	1,123,856	1,123,856	945,975	945,975
		5,151,120	1,147,683	4,701,900	968,321

d.	The reconciliation of movement in the allowances for expected credit losses is as follows:

	June 30, 2025	December 31, 2024
	USD	USD
Balance at January 1	968,321	428,099
Provision written off	(60,202)	-
Impairment during the year	175,428	562,755
Exchange differences	64,136	(22,533)
Balance at June 30 / December 31	1,147,683	968,321

e.	Government grants receivables are pre-approved government grants granted to customers for adoption of digitalization. Such grant is directly disbursed to Concorde.

f.	The trade and other receivables are denominated in the local currency of the Group operates in.

g.	The government grant receivables is in relation to approved innovation project implemented. There are no unfulfilled conditions or other contingencies attaching to this grant.

10.	Cash and cash equivalents

	June 30, 2025	December 31, 2024
	USD	USD
Cash on hand	6,544	7,099
Cash at bank	2,355,145	993,185
Total cash and cash equivalents	2,361,689	1,000,284

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

11.	Debt

	June 30, 2025	December 31, 2024
	USD	USD
Loan 1 – Property loan	1,754,080	1,689,025
Loan 2 – Bridge loan	52,667	192,686
Loan 3 – Bridge loan	104,468	177,969
Loan 4 – Money market loan	1,724,408	1,617,290
Loan 5 – Property loan	1,085,901	1,064,773
Loan 6 – Convertible note	936,753	940,077
Loan 7 – Business Venture loan	336,770	346,971
	5,995,047	6,028,791

Represented by:
Current liabilities	3,084,988	3,122,678
Non-current liabilities	2,910,059	2,906,113
	5,995,047	6,028,791

a.	The details of the bank borrowings are as follows:

Loan 1 with a carrying amount of USD 1,754,080 (2024: USD 1,689,025) is secured by a legal mortgage on a leasehold property of the Company with a carrying amount of USD 2,650,886 (2024: USD 2,514,152) and guaranteed personally by a director of the Company and a close family member of the director. It is repayable by 300 monthly instalments commencing from February 1, 2020 and bears interest at the rate of 3.4% (2024: 3.4%) per annum.

Loan 2 with a carrying amount of USD 52,667 (2024: USD 192,686) is unsecured and guaranteed personally by a director and a close family member of the director. It is repayable by 60-months instalments commencing from December 1, 2020 and bears interest at the rate of 2.5% per annum.

Loan 3 with a carrying amount of USD 104,468 (2024: USD 177,969) is two unsecured and guaranteed personally by a director and a close family member of the director. They are repayable by 60-months instalments commencing from December 1, 2020 and May 1, 2023 and bears interest at the rate of 2.5% (2024: 2.5%) and 8.2% (2024: 8.2%) per annum respectively.

Loan 4 with a carrying amount of USD 1,724,408 (2024: USD 1,617,290 ) is secured by a legal mortgage on a freehold property of a director and joint and several guarantee of SGD 3,900,000 executed by a director and a close family member of the director. The money market loan shall be drawn in one or more tranches, subject to a minimum of SGD 500,000 for the period of one to three months and bear interest at rates ranging from 4.7% to 5.6%   (2024: 5.3% to 6.2%) per annum. Each drawing is repayable in full on its respective maturity date unless rolled over for another interest period, in which case the rolled-over amount is treated as a new drawing and applied to repay the maturing drawing. All principal and interest payments are debited directly to the Group’s bank accounts on the due date, even if such debiting results in an overdraft. Notwithstanding the above, the bank reserves the right to demand immediate repayment of all or any part of the facility without prior notice.

Loan 5 with a carrying amount of USD 1,085,902 (2024: USD 1,064,773 ) is secured by a legal mortgage on a leasehold property of the Company with a carrying amount of USD 2,650,886 and guaranteed personally by a director of the Company and a close family member of the director. It is repayable by 120 monthly instalments commencing from July 1, 2024 and bears interest at the rate of 3.90% per annum. A keyman insurance policy was purchased by the company to qualify for this loan. The keyman is a department head, who is a family member of Swee Kheng Chua.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

11.	Debt (cont.)

As at December 31, 2024, the Group did not meet certain financial covenants associated with Loan 5. Despite the breach, no default event has been triggered. Management assessed that based on the Group’s continued strong operational performance, timely payments to date, and the ongoing positive relationship with the lender, no demand for immediate repayment is expected. The lender has not indicated any intention to enforce its rights under the covenant breach. Accordingly, the loan continues to be classified as a non-current liability as at the reporting date.

Loan 6 with a carrying amount of USD 936,753 (2024: USD 940,077), is a USD 1,000,000 principal convertible note bearing an interest rate of 3.00% per annum on the principal. The loan has been subsequently valued at fair value through profit or loss. The convertible note has created other financial liability (Note 12) due to conversion feature (elaborated below under convertible notes)

Loan 7 with carrying amount of USD 336,770 (2024: USD 346,971), is repayable by 60-months instalments commencing from September 1, 2024 and bears interest at the rate of 7.2% per annum.

b.	Debt are classified as financial liabilities and are measured at amortized costs.

c.	Loan 1 to 5 and 7 are denominated in Singapore Dollar. Loan 6 is denominated in USD.

d.	At the end of the reporting period, all debt were on fixed rate. However, the bank has the discretion to revise the interest at sole discretion of the bank.

Convertible notes

On June 10, 2024, Softbank Robotics Singapore Pte Ltd subscribed to a USD 1,000,000 convertible note with a 24 months maturity period with Concorde International Group Ltd. The principal amount of the note and all accrued but unpaid interest thereon is payable in full on the sooner of: (i) the 2-year anniversary of the Note date; (ii) after the first anniversary, if the share price has consecutively remained below the IPO price for 10 days (upon written notice from the Holder); or (iii) upon an event of default. The conversion option is exercisable at any time prior to the maturity period, to convert all or any portion of the outstanding amount into the Company’s Class A ordinary shares, par value USD 0.00001 per share, at a conversion price equal to the higher of the IPO price or 85% of the Volume Weighted Average Price (VWAP) over the 60 days preceding the notice of conversion, which is only exercisable after the one-year anniversary of the loan.

On September 12, 2025, the convertible note was converted into 259,082 of Class A ordinary shares at the initial public offering (“IPO”) price. Upon conversion, the principal and all accrued but unpaid interest were settled through the issuance of shares.  (as per Note 28)

On June 14, 2024, Concorde Security Pte Ltd secured a 5 years-term loan of SGD 500,000 from OCBC. On June 25, 2024, Concorde Security Pte Ltd (the “Grantor”) entered into a call option agreement annexed to the term loan, which grants OCBC the option to subscribe for shares of the Grantor at a 20% discount to the price of the initial public offering (the “Grantor IPO”) of the ordinary shares of the Grantor or the trade sale price. OCBC shall be entitled to subscribe up to (i) 20% of enlarged ordinary share capital of the Grantor, or (ii) SGD 500,000, whichever is lower (the “Call Option”). As of June 25, 2024, the Grantor has an issued share capital of SGD 4,070,000 divided into 1,542,748 ordinary shares of the Grantor. The rights to exercise this option will occur at the time of (i) the closing of the Grantor IPO pursuant to which such shares will be listed and quoted on the Singapore Exchange Securities Trading Limited or such other recognized stock exchange as may be agreed by the parties or (ii) trade sale (the purchase of 50% or more of the total number of issued ordinary shares or total assets of the Grantor by another entity). The loan is guaranteed personally by one of the directors of the Company, a close family member of the director and Concorde International Group Pte Ltd. It bears interest at the rate of 3.5% over the Bank’s prevailing 3 months cost of funds as determined by the bank per annum over the rate payable by the bank for the cost of borrowing over a three-month prevailing period. The loan is immediately repayable contemporaneously upon the completion of (1) the exercise of the Call Option, (2) the Grantor IPO, or (3) trade sale.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

11.	Debt (cont.)

Subsequent to the completion of the listing on Nasdaq on April 28, 2025, the Company does not intend to pursue an IPO in any of the secondary markets outside the U.S., and the Bank will only exercise the call option in the event of a secondary offering outside the U.S. or a private sale. A Board resolution dated April 30, 2025, confirms that no secondary offering will be undertaken in other markets for the next five years. The Company is also in discussions with the Bank to cancel the call option.

12.	Other financial liability

Included in the other financial liability is liability arising from the convertible note with a 24 months maturity period subscribed by Softbank Robotics Singapore Pte Ltd with Concorde International Group Ltd amounting to USD37,393 (Refer Loan 6 under Note 11  for details of convertible note).

USD
Balance as at January 1, 2024	-
Inception on June 28, 2024*	37,393
Fair value changes through profit or loss	117,973
Exchange differences	18,185
Balance as at December 31, 2024	173,551
Fair value changes through profit or loss	1,470,513
Exchange differences	142,175
Fair value as at June 30, 2025 **	1,786,239

On September 12, 2025, the convertible note was converted into 259,082 of Class A ordinary shares at the initial public offering (“IPO”) price. Upon conversion, the other financial liability will be derecognized. The principal and all accrued but unpaid interest were settled through the issuance of shares. (as per Note 28)

*	Valued using discounted cashflow method

**	Valued using binomial method

13.	Deferred tax liabilities

The following are the major deferred tax liabilities and assets recognized by the group and movements thereon during the current and prior reporting period.

	June 30, 2025	Exchange differences	December 31, 2024
	USD	USD	USD
Deferred tax liabilities:
Deductible temporary differences	(194,157)	(12,061)	(182,096)
Deferred tax assets:
Unutilized tax credits	-	-	-
Net deferred tax liabilities	(194,157)	(12,061)	(182,096)

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

14.	Trade and other payables

	June 30, 2025	December 31, 2024
	USD	USD
Trade payables
Third parties	159,247	33,355

Other payables and accruals
Amounts due to related parties (refer note 24)	203,874	216,940
Other payables	195,773	171,022
GST payable	126,419	161,545
Accrued expense	1,111,632	725,266
	1,637,698	1,274,773
Total trade and other payables	1,796,945	1,308,128

Trade payables are unsecured, interest free and have an average payment term of 30 days and its carrying amount approximates its fair value.

15.	Equity

	June 30, 2025	June 30, 2025	December 31, 2024	December 31, 2024
	Par Value Per Share	Number of shares	Par Value Per Share	Number of shares
	USD		USD
Share capital
Authorized shares
Class A Ordinary Shares	0.00001	250,000,000	0.00001	250,000,000
Class B Ordinary Shares	0.00001	100,000,000	0.00001	100,000,000

Issued and outstanding shares
Class A Ordinary Shares	0.00001	1,622,685	0.00001	-
Class B Ordinary Shares	0.00001	20,311,112	0.00001	20,888,886

CONCORDE INTERNATIONAL GROUP LTD.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

15.	Equity (cont.)

The Company was incorporated under the laws of the British Virgin Islands on May 2, 2023. The original authorized share capital of the Company was USD 50,000 divided into 50,000 Ordinary Shares, par value USD 1 per share with 1 share issued and outstanding at incorporation.

On March 14, 2024, the Company sub-divided, re-designated and reclassified the 50,000 authorized shares as below:

(i)	50,000 authorized shares were sub-divided to 5,000,000,000 shares of a single class each with a par value of USD 0.00001.

(ii)	4,650,000,000 shares of USD 0.00001 each was cancelled to reduce the number of shares to 350,000,000 of a single class each with a par value of USD 0.00001.

(iii)	The Company further reclassified the shares into (i) 250,000,000 Class A Ordinary Shares with a par value of USD 0.00001 each; and (ii) 100,000,000 Class B Ordinary Shares with a par value of USD 0.00001 each.

On April 22, 2025, the Company was successfully listed on the NASDAQ Stock Exchange, and on April 23, 2025, it issued an aggregate of 1,250,000 Class A Ordinary Shares, receiving proceeds of US$4,371,613.55. This amount represents full payment for the shares, net of underwriting discounts, offering expenses, and other costs, as outlined in the Underwriting Agreement and the flow of funds memorandum dated April 23, 2025. Subsequently, on May 2, 2025, the Underwriter exercised the over-allotment option pursuant to the Underwriting Agreement, and the Company issued an additional 187,500 ordinary shares (the “Option Shares”). The Company received same-day wire transfers totaling US$693,750 in connection with the issuance of the Option Shares.

On 11 June 2025, 181,500 Class B ordinary shares were converted into 181,500 Class A ordinary shares pursuant to the terms of the Company’s Articles of Association.

Equity

The shareholders’ equity structure as of December 31, 2023 and 2022 are presented after giving retrospective effect on January 1, 2022 to the reorganization of the Company that was under common control and completed on November 3, 2023. Immediately before and after reorganization, the Company, together with its subsidiaries, were effectively controlled by the same shareholders; therefore, for accounting purposes, the reorganization was accounted for as a recapitalization.

a.	Merger reserves

The merger reserves represent the differences between the consideration paid and the share capital and capital reserves of the subsidiaries acquired under common control.

b.	Other reserves

Other reserves represent reserves arising from bad debt of merger for the subsidiaries acquired under common control and foreign currency exchange translation reserve, which is used to record the foreign currency exchange differences arising from the translation of the consolidated financial statement of foreign subsidiaries whose functional currency is different from that of the presentation currency of the Group.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

16	Share-based Compensation

On March 18, 2024, the Company has further issued 20,788,886 Class B Ordinary Shares with par value of USD 0.00001 per share, to members of our Board, executive officers or their affiliates and existing shareholders resulting in a total of 20,888,886 Class B Ordinary Shares.

The granted shares were measured in accordance to IFRS2 of fair value at grant date. The Company utilizes the unlevered discounted cash flow method to determine the fair value of restricted share at the grant date , which is a level 3 input of IFRS 13. The Company utilized the unlevered discounted cash flow method, analyzing growth projections and benchmarking against comparable companies. The Company discounted the projected unlevered free cash flows for the next five years and the terminal value, calculated in year 5 using the perpetuity growth method with an estimated 3% rate. The weighted average cost of capital (WACC) was estimated 10.6%.

The shares were fair valued at USD 4 per share. The difference of the fair value of USD 4 per share and nominal value of USD 0.00001 per share were recognized as share-based compensation expense as set forth in the table below. No such shares were issued in other period.

Shareholder	Class B Ordinary Shares	Fair value of share-based compensation
		USD
Swee Kheng Chua(1), (2), (3)	17,900,000	71,599,820
Terence Wing Khai Yap(1), (2), (3)	250,000	999,998
Sze Yin Ong(1), (2), (3)	46,296	185,184
Sharifah Noriati Binte Said Omar(1), (2), (3)	185,185	740,738
Ping Ping Lim(1), (2), (3)	377,775	1,511,096
Jia Wei Chua, (2), (3)	14,815	59,260
Meang Fai Pang(4)	14,815	59,260
Weilekai Investments Pte Ltd(3)	2,000,000	7,999,980
	20,788,886	83,155,336

1)	These are the Key Management Personnel of the Company

2)	These are the employees of the Company

3)	These are the related parties of the Company

4)	This is a close associate of the Company

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

17.	Earnings/(Loss) per share

(a)	Basic earnings/(loss) per ordinary share

	June 30, 2025	June 30, 2024
Loss attributable to equity holders of the parent (USD)	(2,698,349)	(83,227,664)
Weighted average number of ordinary shares outstanding	21,327,560	11,979,363
Basic loss per ordinary share (USD)	(0.13)	(6.95)

(b)	Diluted earnings/(loss) per ordinary share

The Group has issued a convertible note as disclosed under Note 10. The note was exercised and was converted into 259,082 of Class A ordinary shares at the initial public offering (“IPO”) price on September 12, 2025 as per disclosed in the subsequent event.

In connection with the underwriter of the IPO, the Group also issued representative’s warrants (warrants for the underwriter) under an Underwriting Agreement as part of the total underwriting compensation, enabling the underwriter to subscribe for shares of the Company with an expiry period of 5 years from closing date.

Including the effects of convertible notes and warrants would reduce the loss per share which is anti-dilutive. For the reporting periods, the Company has incurred a net loss. Accordingly, those potential shares are excluded from the diluted earnings per share calculation. Therefore, for those periods, basic and diluted loss per share are the same.

18.	Revenue

	Six months ended June 30, 2025	Six months ended June 30, 2024
	USD	USD
Type of goods or services
I-Guarding Services	5,805,015	5,218,678
Man Guarding Services	75,798	44,278
Others	95,096	130,888
	5,975,909	5,393,844

	Six months ended June 30, 2025	Six months ended June 30, 2024
	USD	USD
Timing of transfer of goods or services
At a point of time	95,096	395,369
Over time	5,880,813	4,998,475
	5,975,909	5,393,844

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

19.	Income tax expenses

The components of income tax provision are:

	Six months ended June 30, 2025	Six months ended June 30, 2024
	USD	USD
Current income tax expense	35,638	77,393
Deferred income tax expense	-	30,384
Total income tax expenses	35,638	107,777

A reconciliation between income tax expense and the product of accounting loss multiple by the applicable corporate tax rate for the reporting periods ended June 30, 2025 and 2024 were as follows:

	Six months ended June 30, 2025	Six months ended June 30, 2024
	USD	USD
Loss before income tax	(2,657,462)	(83,110,264)

Tax calculated at statutory rate of 17% (2024: 17%)	(451,768)	(14,128,749)
Differences arise from tax rate in different jurisdiction	498,962	-
Income not subject to tax	(2,275)	(33,152)
Expense not deductible for tax purpose	21,989	14,233,894
Recognition of timing difference	(12,132)	30,384
Utilization of tax benefit	(23,505)	-
Deferred tax assets previously not recognized, net of foreign exchange fluctuation	4,367	-
Others	-	5,400
	35,638	107,777

In Singapore context, the realization of future income tax benefits from unabsorbed tax losses will only be obtained if the Company derives future assessable income of sufficient amount to enable the benefits of the deductions to be realized and the Company continues to comply with the conditions for deductibility imposed by the law. There were tax benefits of USD 541,721 not recognized.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

20.	Employee benefits expenses

	Six months ended June 30, 2025	Six months ended June 30, 2024
	USD	USD
Directors’ emoluments	391,719	269,261
Directors’ fee	56,439	-
Short term employment benefits	874,498	403,617
Defined contribution plan	115,822	86,339
Other employee benefits	110,708	1,777
	1,549,186	760,994

21.	Other expenses

	Six months ended June 30, 2025	Six months ended June 30, 2024
	USD	USD
Bad debt allowance	169,950	-
Professional fees	1,169,733	425,693
Distribution expenses	91,539	49,293
Office expenses	168,167	122,081
Rental expenses	5,516	(3,860)
Fair value adjustment*	1,470,513	-
Others	(3,044)	12,723
	3,072,374	605,930

*	Fair value adjustment pertains to adjustments made on other financial liabilities.

22.	Other income

	Six months ended June 30, 2025	Six months ended June 30, 2024
	USD	USD
Receipt of government grants	143,311	163,295
Interest income	15,816	11,754
Compensation received*	175,773	-
Others	27,385	31,739
Total other income	362,285	206,788

*	Compensation received as a result of mediation sum received from a group of customers due to contract defaulted in prior years.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

23.	Finance costs

	Six months ended June 30, 2025	Six months ended June 30, 2024
	USD	USD
Interest on debts and borrowings	142,777	88,877
Interest on lease liabilities	6,179	6,208
Total finance costs	148,956	95,085

24.	Related party transactions

The table below sets forth the major related parties and their relationships with the Group as at the end of the reporting period:

Name of related parties	Relationship with the Company
Concorde Global I Pte Ltd	Controlled by Mr. Chua Swee Kheng and Lim Ping Ping
iMatrix Global Pte Ltd	Mr. Chua Swee Kheng has significant influence over the company
Total Protection Solutions Pte Ltd	Lim Ping Ping was a shareholder of Total Protection Solutions Pte Ltd until November 2023
Ping Ping, Lim	Non-controlling shareholder and spouse of Mr. Chua Swee Kheng
Swee Kheng Chua	Controlling shareholder and Chief Executive Officer
Jia Wei Chua	Son of Mr. Chua Swee Kheng, keyman to Concorde Security Pte. Ltd.
Concorde International Group Pte Ltd	Subsidiary of Concorde International Group Ltd
Concorde i-FAST USA Inc.	Subsidiary of Concorde International Group Ltd
Concorde Security Pte Ltd	Subsidiary of Concorde International Group Pte Ltd
Concorde Security Sdn Bhd	Subsidiary of Concorde International Group Pte Ltd
Concorde Security Limited	Subsidiary of Concorde International Group Pte Ltd
Concorde Asia Pte Ltd	Subsidiary of Concorde International Group Pte Ltd
Berjaya Academy Pte Ltd	Subsidiary of Concorde International Group Pte Ltd

(a)	The principal related party balances for the years ended June 30, 2025 and December 31, 2024 and transactions for the periods ended June 30, 2025 and June 30, 2024 are as follows:

Amount due from related parties:

		June 30, 2025	December 31, 2024
		USD	USD
Total Protection Solutions Pte Ltd	(a)	517,714	553,184
Advance from supplier – Total Protection Solutions Pte Ltd	(b)	663,338	323,514
Swee Kheng Chua	(c)	-	4,616
		1,181,052	881,314
Included in Trade Receivables:
Concorde Global I Pte Ltd	(d)	11,140	10,448
iMatrix Global Pte Ltd	(d)	6,509	6,105
Total Protection Solutions		3,828	4,610
		21,477	21,163

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

24.	Related party transactions (cont.)

(a)	On December 31, 2022, the Group formalized an agreement with Total Protection Solutions Pte Ltd loaned USD 651,702. The loan is unsecured, and it bears an interest rate of 5%. The loan was initially due on demand. On February 1, 2024, the Group entered into a repayment agreement with Total Protection Solutions Pte Ltd. Total Protection Solutions Pte Ltd will repay this loan on a monthly basis over a 5 years period commencing March 2024. In the financial year 2023, the Group extended an additional loan of USD 89,575, following the initial formalized agreement. This loan remains unsecured and carries an interest rate of 5%.

(b)	Trade payable arise from the subcontractor services provided to Concorde Security Pte Ltd which are trade in nature. The Company received credit notes from Total Protection Solution Pte Ltd amounting to SGD 1,244,122 during the year ended December 31, 2024. During the year, the balances was classified as advance from supplier.

(c)	The loan is unsecured, interest free and repayable on demand on the basis that the Group owed to Swee Kheng Chua.

(d)	The balance pertains to payment on behalf and interest charged on the payment on behalf for the prior years. In 2024, 100% ECL has been provided due to uncertainty about the recoverability.

Amount due to related parties:

		June 30, 2025	December 31, 2024
		USD	USD
Swee Kheng Chua	(a)	203,847	221,556

(a)	In the financial year ended December 31, 2023, Swee Kheng Chua voluntarily requested a pay cut resulting in payments made to him during the year as a balance owed to the Company. He also received a debt repayment from iMatrix Global Pte Ltd on behalf of the Company, and Ping Ping Lim’s due amount to the Company was reassigned to him. The resulting owed amount to the Company was then used to offset the outstanding debt. The amount due to Swee Kheng Chua represents a short-term non-interest-bearing loan. The loan is unsecured and repayable on demand.

	June 30, 2025	December 31, 2024
	USD	USD
Subcontracting costs
Total Protection Solution Pte Ltd	2,793,818	2,504,458
iMatrix Global Pte Ltd	-	16,403
	2,793,818	2,520,861

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

24.	Related party transactions (cont.)

	June 30, 2025	June 30, 2024
	USD	USD
Expenses paid on behalf – Chua Swee Kheng	27,434	-
Interest income – Total Protection Solution Pte Ltd	13,470	11,754
Loan repayment - Total Protection Solution Pte Ltd	63,818	28,554

iMatrix Global Pte Ltd and Total Protection Solution Pte Ltd provided Subcontracting service to the Concorde Security Pte Ltd.

Key management personnel compensation for the year ended is as follows:

	June 30, 2025	June 30, 2024
	USD	USD
Swee Kheng Chua	145,935	124,039
Sharifah Noriati Binte Said Omar*	31,938	31,187
Ping Ping Lim**	130,259	111,937
Terence Wing Khai Yap	246,195	74,922
Sze Yin Ong	61,834	40,677
Jia Wei Chua***	57,748	-
Total compensation	673,909	382,762

*	Ms. Sharifah Noriati Binte Said Omar serves as a nominee director at Berjaya Academy Pte Ltd, our 70% owned subsidiary, as well as Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary, and Concorde Asia Pte Ltd (Singapore), our 70% owned subsidiary.

**	Ms. Ping Ping Lim is a senior manager in the Company. She is the spouse of Swee Kheng Chua and an authorizer for several banks, in Berjaya Academy Pte Ltd, our 70% owned subsidiary, as well as Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary, and Concorde Asia Pte Ltd (Singapore), our 70% owned subsidiary.

***	Mr. Jia Wei Chua, Swee Kheng Chua’s child is the keyman of Concorde Security Pte Ltd (Singapore), our 96.81% owned subsidiary. He is one of the key management in Concorde Security Pte Ltd.

Compensation payable to key management personnel comprises of salaries, bonus, allowances and Employer’s contribution to Central Provident Funds. In the financial year 2023, Swee Kheng Chua and Ping Ping Lim both requested for a voluntary pay cut in Concorde Security Pte Ltd.

On March 18, 2024, the Company has further issued 20,788,886 Class B Ordinary Shares with par value of USD 0.00001 per share, to members of the Board, executive officers or their affiliates and existing shareholders. Such Class B Ordinary Shares issued to each of them were fair valued at USD 4 (Refer Note 16 for details).

Terms and conditions of transactions with related parties

There have been no guarantees provided or received for any related party receivables or payables. For the year ended June 30, 2025, the Group has recorded USD 17,649 (2024: USD 16,834) expected credit loss allowances relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

25.	Commitments and Contingent Liabilities

As part of the Board’s ongoing regulatory compliance process, the Board continues to monitor legal and regulatory developments and their potential impact on the Company under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Management is not aware of any contingencies that may have a significant impact on the financial position of the Company.

On November 2, 2020, the Group issued a claim against Essilor Amera Pte Ltd. (“Essilor”), via its solicitor, Central Chamber Law Corporation, for willful termination of contract without due course. The Group was engaged by Essilor to provide security services 201 Kallang Bahru and 215 Kallang Bahru. The Group’s service has been terminated prematurely without notice. The total amount that the Group is claiming from Essilor is SGD 179,724.07. No provision has been made in these consolidated financial statements as the group’s management does not consider that there is any probable loss.

The Group is in the process to issue a claim against C&W Services (S) Pte Ltd. (“C&W”), for non-fulfillment of contract obligations. The Group was engaged by C&W to provide security services at various Mapletree Logistics Trust Properties from November 14, 2022 to November 13, 2029. The Group’s service has been terminated prematurely with outstanding service fee unpaid amounting to SGD 1,621,342.60. The total amount that the Group is claiming from C&W is SGD 1,621,342.60. The Group’s legal counsel, Lions Chambers LLC Advocates & Solicitors, have advised that they consider that the claim has merit, and they have recommended that it be contested. No provision has been made in these consolidated financial statements as the group’s management does not consider that there is any probable loss.

On May 14, 2021, the Group has issued a claim against V N Ganapathy (“Mr. Ganapathy”), via its solicitors, Edmond Pereira Law Corporation, for refund of deposit made for purchase of commercial vehicle. The total amount claiming from the Group is SGD 15,328. No provision has been made in these consolidated financial statements as the group’s management does not consider that there is any probable loss. The Group decided not to pursue this case.

On June 22, 2020, the Group has issued a claim against Avipesh Rai (“Avipesh Rai”) via its solicitor, Central Chamber Law Corporation, for breach of contract and employee confidentiality obligations SGD 224,000 No provision has been made in these consolidated financial statements as the group’s management does not consider that there is any probable loss.

Other than as disclosed above, the Group does not have any contingent liabilities as of the end of the reporting period.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

26.	Capital Management

The primary objective of the Group’s capital management is to ensure that it maintains a strong credit rating and net current asset position in order to support its business and maximize shareholder value. The capital structure of the Group comprises issued share capital, merger reserve, foreign currency translation reserve and accumulated losses.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the six months ended June 30, 2025 and December 31, 2024. The net gearing ratios as at June 30, 2025 and December 31, 2024 are as follows:

	June 30, 2025	December 31, 2024
	USD	USD
Borrowings	6,326,638	6,028,791
Less: cash and bank balances	(2,361,689)	(1,000,284)
Net debt	3,964,949	5,028,507
Total Owner’s equity	4,059,985	2,108,568
Net gearing ratio	0.98	2.38

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risks include liquidity risk, credit risk and market risk (including interest rate risk and foreign currency risk).

The Board of Directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is and has been throughout the current and previous financial year, the Group’s policy that no trading in derivatives for speculative purposes should be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies, and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

(a)	Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade receivables. For other financial assets (including cash and cash equivalents), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally does not require collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 60 days, default of interest due for more than 30 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Group has developed and maintained the Group’s credit risk gradings to categorizes exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont’d)

(a)	Credit risk

-	Internal credit rating

-	External credit rating

-	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations.

-	Actual or expected significant changes in the operating results of the debtor.

-	Significant increases in credit risk on other financial instruments of the same debtor

-	Significant changes in the expected performance and behavior of the debtor, including changes in the payment status of debtors in the group and changes in the operating results of the debtor.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

-	There is significant difficulty of the debtor.

-	A breach of contract, such as a default or past due event

-	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization.

-	There is a disappearance of an active market for that financial asset because of financial difficulty.

Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont.)

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognizing expected credit loss (ECL)
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL
II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL — not credit-impaired
III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL — credit impaired
IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written-off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

			Gross
Group	Note	12-month or lifetime ECL	carrying amount	Impairment	Net carrying amount
			USD	USD	USD
June 30, 2025
Trade and other receivables		12-month	7,954,039	(1,147,683)	6,806,356
Cash and cash equivalents		12-month	2,361,689	-	2,361,689

December 31, 2024
Trade and other receivables		12-month	5,346,653	(968,322)	4,378,331
Cash and cash equivalents		12-month	1,000,284	-	1,000,284

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont.)

(i)	Trade and other receivables

The Group assessed the latest performance and financial position of the counterparties, adjusted for the future outlook of the industry in which the counterparties operate in, and concluded that there has been no significant increase in the credit risk since the initial recognition of the financial assets. Accordingly, the Group measured the impairment loss allowance using 12-month ECL and determined that the ECL is insignificant.

(ii)	Cash and cash equivalents

No expected credit losses are recognized from cash and cash equivalents arising from bank balances with financial institution because the probability of default by these financial institutions are negligible.

(b)	Liquidity risk

	Carrying amount	Contractual cash flow	Within 1 year	Within 2 to 5 years	After 5 years
Group	USD	USD	USD	USD	USD
June 30, 2025
Financial assets
Other financial assets	74,108	74,108	-	-	74,108
Trade and other receivables	4,572,112	4,572,112	4,572,112	-	-
Cash and cash equivalents	2,361,689	2,361,689	2,361,689	-	-
Total undiscounted financial assets	7,007,909	7,007,909	6,933,801	-	74,108

Financial liabilities
Trade and other payables	1,670,526	1,670,526	1,670,526	-	-
Lease liabilities	331,591	364,844	115,805	249,039	-
Derivative liabilities	1,786,239	1,786,239	1,786,239	-	-
Debt	5,995,047	6,724,098	3,208,239	1,782,262	1,733,597
Total undiscounted financial liabilities	9,783,403	10,545,707	6,780,809	2,031,301	1,733,597

December 31, 2024
Financial assets
Other financial assets	69,505	69,505	-	-	69,505
Trade and other receivables	4,378,330	4,378,330	4,378,330	-	-
Cash and cash equivalents	1,000,283	1,000,283	1,000,283	-	-
Total undiscounted financial assets	5,448,118	5,448,118	5,378,613		69,505

Financial liabilities
Trade and other payables	1,042,462	1,042,462	1,042,462	-	-
Lease liabilities	260,162	285,562	103,063	182,500	-
Derivative liabilities	173,551	173,551	-	173,551	-
Debt	6,028,791	6,956,125	2,308,783	2,531,123	2,116,219
Total undiscounted financial liabilities	7,504,966	8,457,700	3,454,308	2,887,174	2,116,219

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont.)

(c)	Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s income. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return on risk.

(i)	Interest rate risk

Interest rate risk is the risk that fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates.

The Group’s exposure to interest rate risk arises primarily from its debt and lease liabilities. At the end of reporting period, the weighted average effective interest rates for the debt and lease liabilities were as follows:

	2025	2024
Fixed rates
Debt	1.9% - 8.2%	1.5% – 6.4%
Lease liabilities	4.7% - 5.6%	1.5% – 2.5%

Possible changes in interest rate are not expected to have a material impact on the result of the Group.

CONCORDE INTERNATIONAL GROUP LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

27.	Financial Instruments and Risk Management (cont.)

(ii)	Foreign currency risk

The Group’s monetary assets and liabilities are exposed to foreign currency risk because of its transactions where the denominations differ from its functional currency. The Group’s foreign currency exposures arise mainly from the exchange rate movements of the Singapore Dollar (“SGD”), Malaysian Ringgit (“MYR”), Great Britain Pound(“GBP”) against the U.S. dollar (“USD). The Group manages the exchange risk by monitoring the movements in exchange rate regularly.

The Group does not enter into any forward contracts to hedge its exposure to movements in exchange rates.

If the MYR had strengthened/weakened by 1.14% against the SGD (the average monthly variance during the six months ended June 30, 2025 with all other variables held constant), the post-tax profit would have been approximately USD 30,820 higher/lower for six months ended June 30, 2025, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the MYR/SGD which is not the functional currency of the respective Company’s entities.

If the GBP had strengthened/weakened by 0.29% against the SGD (the average monthly variance during the six months ended June 30, 2025 with all other variables held constant), the post-tax profit would have been approximately USD 7,703 higher/lower for the six months ended June 30, 2025 and, as a result of net foreign exchange gains/losses on translation of net monetary assets denominated in the GBP/SGD which is not the functional currency of the respective Company’s entities.

28.	Subsequent events

On August 20, 2025, Concorde International Group Pte Ltd (one of the Company’s subsidiary) entered into a Software Purchase Agreement with Business Risk Investments Pty Ltd, a company incorporated in Australia for a software package known as “Software Risk” with consideration of AUD50,000, 100,000 Class A ordinary shares of the Company subject to lock up provisions for 12 months and 10% revenue share in the income generated via the Software Risk platform in Australia market for a period of 12 months.

On September 12, 2025, the Company’s USD 1,000,000 convertible note, originally issued to Softbank Robotics Singapore Pte Ltd on 10 June 2024, was converted into 259,082 of Class A ordinary shares at the initial public offering (“IPO”) price. The convertible note carried a 24-month maturity period and was convertible at the option of the holder after the first anniversary of the note. Upon conversion, the principal and all accrued but unpaid interest were settled through the issuance of shares.